                                            This filing is made pursuant to
                                            Rules 424(c) and 424(b)(3) under
                                            the Securities Act of 1933, and
                                            relates to the Prospectus dated
                                            March 21, 1997, and the Prospectus
                                            Supplement dated March 21, 1997,
                                            included in the  Registration
                                            Statements on Form S-3
                                            (Registration Nos. 333-13411
                                            and 333-13411-01) of Starwood
                                            Lodging Trust and Starwood
                                            Lodging Corporation.


SUPPLEMENT dated March 24, 1997
to Prospectus Supplement dated March 21, 1997
(to Prospectus dated March 21, 1997)

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                         3,000,000 PAIRED COMMON SHARES

                                STARWOOD LODGING

STARWOOD LODGING TRUST                              STARWOOD LODGING CORPORATION
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   Replace page S-3 in its entirety with the page on the reverse side hereof.



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                       PRUDENTIAL SECURITIES INCORPORATED
March 24, 1997

                                  THE COMPANY

     The Company is a fully integrated owner/operator of primarily full service hotels. The Company is comprised of the Trust, which has owned hotel assets since 1969, and the Corporation, which has managed hotel assets since 1980. As of March 11, 1997, the Company owned, operated and managed a geographically diversified portfolio of hotel assets (the "Hotel Assets"), including fee, ground lease and first mortgage interests in 98 hotel properties, containing over 26,000 rooms located in 27 states and the District of Columbia. Eighty of such hotels are operated under licensing, membership or franchise agreements with national hotel organizations, including Ritz Carlton(R), Westin(R), Marriott(R), Hilton(R), Sheraton(R), Omni(R), Doubletree(R), Embassy Suites(R), Harvey(R), Radisson(R), Clarion(R), Holiday Inn(R), Residence Inn(R), Days Inn(R), Best Western(R), Ramada(R), Quality Inn(R) and Vagabond Inn(R). Management believes that the Company's "paired share" ownership structure gives it a competitive advantage over other hotel REITs and other hotel owner/operators with respect to owning and operating hotels, as discussed below.

     The Company expects to continue to enhance, expand and diversify its hotel portfolio by continuing to make opportunistic hotel acquisitions, reinvesting strategically in its existing portfolio and aggressively managing the Company's owned hotels. The Company will continue to pursue the acquisition of hotels, primarily in the midscale and upscale segments, at prices which are below replacement cost, and that have attractive yields on investment that the Company believes can be sustained and improved over time. Consistent with this strategy, the Company invested approximately $841 million in hotel acquisitions during 1996 and $408 million in 1997 through March 10. See "Recent Developments." Commensurate with the aggressive growth of the Company since the consummation of its reorganization in January 1995, the Company has enhanced its executive management team and will continue to enhance its management infrastructure and operational focus. The Company also intends to pursue the acquisition or development of a brand name for hotels.

     Substantially all of the Company's interests in the Hotel Assets are held by and its operations conducted through the Realty Partnership and the Operating Partnership, respectively. The Company is the sole general partner of the Realty Partnership and the managing general partner of the Operating Partnership and as of December 31, 1996, owned a controlling interest of approximately 81.8% in each of the Partnerships. Of the remaining 18.2% interest in each of the Partnerships, 8.7% was owned by Starwood Capital, a private investment firm which has made substantial opportunistic hotel investments.

     The Company's paired share ownership structure is currently unique for a hotel REIT. Other hotel REITs currently cannot operate their hotels, as income from hotel operations does not qualify as rent for REIT tax qualification purposes, and therefore must enter into agreements with third party lessees/operators. The Company's shareholders own both the owner, the Trust, and the lessee/operator, the Corporation, of the Company's hotels and retain the economic benefits of both the lease payments received by the Trust and the operating profits realized by the Corporation while maintaining the tax benefits of the Trust's REIT status. Furthermore, the Company is able to prevent the erosion of value of its assets that results from encumbering such properties with long-term third party leases or management contracts. The pairing arrangement creates total commonality of ownership, as the shares of beneficial interest of the Trust (the "Trust Shares") and the shares of common stock of the Corporation (the "Corporation Shares") are paired on a one for one basis and may only be held or transferred as units consisting of one Trust Share and one Corporation Share ("Paired Common Shares").

                                  THE OFFERING

Paired Common Shares Offered Hereby...................   3,000,000 shares
Paired Common Shares Outstanding After the Offering...  46,000,615 shares(1)
Use of Proceeds.......................................  The net proceeds of the Offering, which are expected to be
                                                        approximately $130.0 million, will be
                                                        used to fund current and future
                                                        acquisitions and for general
                                                        corporate purposes.
New York Stock Exchange Symbol........................  HOT

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(1) Excludes 12,877,385 Paired Common Shares which are issuable upon the exchange of Units. Excludes 4,964,174 Paired Common Shares issuable pursuant to outstanding options and 514,584 Paired Common Shares subject to restricted stock awards.


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